

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Glen A. Miller
Chief Financial Officer
Ben Franklin Financial, Inc.
830 East Kensington Road
Arlington Heights, IL 60004

> **Re: Ben Franklin Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2014**
> **File No. 333-198702**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please fill in the blanks in your registration statement.

Cover Page

2.   Revise to disclose your underwriter's discounts and commissions on a per share basis for all of three described phases of your offering. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 1

3.   Please revise your summary to briefly describe the various exemptions available to emerging growth companies, such as the exemptions from Section 404(b) of the

Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act, including your election to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act.

How We Intend to Use the Proceeds from the Offering, page 35

4.   We note that your tabular disclosure is based on the assumption that you will purchase 7% of the common shares offered for your employee stock ownership plan but that the "distribution of the net proceeds…and proceeds to be retained by New Ben Franklin may change" if you purchase up to 10% in order to reach the minimum. Please revise to disclose, by footnote or otherwise, estimates for the contingency you identify.

5.   Please revise footnote (2) to further disclose the percent of net proceeds retained by New Ben Franklin in the event that shareholders approve the referenced stock-based benefit plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies, page 49

6.   Please revise to disclose your election to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. Further disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Transactions with Certain Related Persons, page 100

7.   We note your reference to the year ended December 31, 2013. Please revise to disclose that your representations apply to each of your last three completed fiscal years. Refer to Instruction 1 to Item 404 of Regulation S-K.

Exhibit Index

8.   Please file your outstanding exhibits.

9.   Please tell us when you plan to file signed and dated tax opinions. Refer to Section III.D.2. of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Michael J. Brown, Esq.